UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-33378

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DISCOVER FINANCIAL SERVICES 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

DISCOVER FINANCIAL SERVICES

2500 Lake Cook Road

Riverwoods, Illinois 60015

Discover Financial Services 401(k) Plan

December 31, 2009

Page
Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP	3

Financial Statements

Statements of Net Assets Available For Benefits as of December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	5

Notes to the Financial Statements	6

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) As of December 31, 2009	19

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	20

Exhibit Index	21

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Discover Financial Services 401(k) Plan

Riverwoods, IL

We have audited the accompanying statements of net assets available for benefits of the Discover Financial Services 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 25, 2010

DISCOVER FINANCIAL SERVICES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2009 and 2008

	December 31,
	2009	2008
ASSETS
Participant-directed investments, at fair value	$384,394,212	$255,625,602
Unallocated participant contributions	960,669	—

Receivables:
Employer contribution	8,103,244	15,865,933
Receivables for securities sold	—	994,748
Accrued investment income	160,402	179,071
Other receivable	8,478	—

Total receivables	8,272,124	17,039,752

Total assets	393,627,005	272,665,354

LIABILITIES
Payables for securities purchased	—	2,242,732
Other accrued liabilities	2,075	474

Total liabilities	2,075	2,243,206
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	393,624,930	270,422,148

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	1,864,389	3,082,964

NET ASSETS AVAILABLE FOR BENEFITS	$395,489,319	$273,505,112

See notes to the financial statements.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2009

2009
ADDITIONS:
Contributions:
Participant contributions	$31,691,376
Rollover contributions	444,271
Employer contributions	35,245,908

Total contributions	67,381,555

Investment income:
Net appreciation in fair value of investments	85,891,628
Dividends	2,911,490
Interest	796,908

Net investment income	89,600,026

DEDUCTIONS:
Benefits paid to participants	(35,027,442)
Administrative expenses	(1,501)

Total deductions	(35,028,943)

INCREASE IN NET ASSETS	121,952,638

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	273,505,112
Transfer from predecessor plans	31,569

End of year	$395,489,319

See notes to the financial statements.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2009 and 2008 and for the year ended December 31, 2009

1. DESCRIPTION OF THE PLAN

The following description of the Discover Financial Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General: The Plan was adopted by Discover Financial Services (the “Company”) effective July 1, 2007. The Plan’s predecessor plans were the Morgan Stanley 401(k) Plan and the Morgan Stanley Employee Stock Ownership Plan. The Plan is a profit-sharing plan for purposes of section 401(a)(27) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also an eligible individual account plan within the meaning of Section 407(d)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides for the acquisition and holding of “qualifying employer securities” as defined in ERISA section 407(d)(5). Up to 100% of the Plan’s assets may be invested in qualifying employer securities. The portion of the Plan’s assets so invested is designated as an “employee stock ownership plan” (“ESOP”) under Code section 4975(e)(7).

All of the Plan’s investments are held in a trust account at Mellon Bank, N.A. (the “Trustee”). The general administration of the Plan is placed in the “Plan Administrator” defined under the Plan as the Company’s Global Director of Human Resources or his or her delegate for periods prior to June 23, 2008, and the Employee Benefits Committee for the periods on and after June 23, 2008.

Eligibility: Full-time, Flex Part-time, Regular Part-time (regularly scheduled to work 20 hours or more a week) employees of the Company, and of participating employers electing to participate in the Plan, are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 20 hours per week and employees classified as Part-time, Prime-time, Hourly or Temporary are eligible to participate after completing one year of service, as defined in the Plan, and attaining age 21. Effective January 1, 2009, the Plan was amended to provide for automatic enrollment and automatic escalation of pre-tax contributions of participants who do not elect to opt out of participation.

Participant Contributions: Each year, participants may contribute up to 30% of pre-tax annual compensation, an increase from 20% in 2008, as defined in the Plan and subject to certain limitations. A participant who is not a Highly Compensated Employee may contribute up to 10% of after-tax annual compensation as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing pre-tax distributions from other qualified defined benefit or defined contribution plans. Participants age 50 and over can make catch-up contributions subject to limitations. Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Employer Contributions: Effective January 1, 2009, the Company contributes a fixed 3% of eligible pay and matches 100% on the first 2% of eligible pay (as defined in the Plan) employees contribute on a pre-tax basis, plus 50% on the next 4% of eligible pay employees contribute on a pre-tax basis, subject to certain limitations. Additional transitional credit contributions of 1.5% or 3.0% of eligible pay will be made by the Company to participants who have reached specified age, service and points requirements for up to five years if such participants remain employed with the Company.

Company contributions are made on a quarterly basis based on eligible pay and any employee pre-tax contributions.

Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant’s balance or earnings, other than participant directed transactions that may have individual fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death and Disability: A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death, disability or certain reductions in force as provided in the Plan.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of service. Effective January 1, 2009, a participant is 100% vested after two years of service, as defined in the Plan.

Forfeitures: Any nonvested amounts attributable to a participant’s matching contributions or Company contributions shall be forfeited as of the end of the month in which such participant’s termination of employment occurs. Forfeitures are used to offset future employer contributions of the Plan or pay Plan expenses. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $705,309 and $467,158, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2009, employer contributions were reduced by $625,248 from forfeited nonvested accounts.

Investments: The Retirement Plan Investment Committee of the Company is responsible for the selection and monitoring of the Plan’s investment options, other than the Company Stock Fund, which is maintained pursuant to the terms of the Plan. In addition to the Company Stock Fund, the investment options of the Plan include Common and Collective Trusts and Mutual Funds. Plan participants direct the investment of their account balances into the various investment options offered by the Plan. Company matching contributions for the 2009 and 2008 Plan years were made in cash and invested in accordance with the participant’s investment direction on file, or if none, in the T. Rowe Price target year fund closest to the year in which the participant will reach age 65. Company contributions may be made in cash or in the common stock of the Company, in the Company’s discretion.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

Loans to Participants: Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and have varying maturities through 2024 with rates between 4.25% and 10.50%. Currently, loan interest rates are set at prime interest rate plus 1% under the Plan’s loan guidelines. With the exception of loans transferred from the predecessor plans, a participant may only have one outstanding loan in his or her Plan account at any time.

Payment of Benefits: Participants may elect to receive all or a portion of their vested Plan account balance following termination of employment.

Non-hardship Withdrawals. While a participant is employed by the Company, they may withdraw any or all vested portions of their Plan account upon attaining age 59- 1/2. Participants may also withdraw their after-tax contributions. Withdrawals are limited to two per calendar year.

Hardship Withdrawals. Participants may withdraw any or all vested portions of their Plan account, other than any portions related to fixed Company contributions or qualified non-elective employer contributions, in the event of a hardship, as defined in the Plan.

Payments of benefits from the Plan are generally made in cash. A participant may elect to receive his or her interest in the Company Stock Fund in the form of stock certificates. A participant has the option to reinvest dividends from the Company Stock Fund in additional shares of Company stock or receive a cash payout.

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants and elected to be withdrawn were $364,629 and $482,432 at December 31, 2009 and 2008, respectively.

Administrative Expenses: Administrative expenses of the Plan are paid by either the Plan or the Company as provided in the Plan document. In 2009, the majority of administrative expenses were paid directly by the Company.

Plan Amendments: Effective January 1, 2009, the Plan was amended to provide for automatic enrollment and automatic escalation of pre-tax contributions of participants who do not elect to opt out of Plan participate; to increase the pre-tax limit on contributions to 30%; to change the employer matching contribution to 100% on the first 2% of eligible pay employees contribute on a pre-tax basis and 50% of the next 4% of eligible pay employees contribute on a pre-tax basis; to include an employer fixed contribution of 3% of eligible pay; to add transition credit contributions of 1.5% or 3.0% of eligible pay for certain participants who have reached specified

DISCOVER FINANCIAL SERVICES 401(k) PLAN

age, service and points requirements; to increase the frequency of employer contributions to quarterly; and to change the vesting schedule to fully vest participants after two years of service for those with service on or after January 1, 2009. Other plan enhancements have been made to the Plan, as detailed in the related plan documents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

Risks and Uncertainties: The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following provides a description of methodologies used in valuing the Plan’s assets at fair value:

Common Stock of the Company – The Company stock is valued at the closing price reported on the New York Stock Exchange Composite Listing on the last business day of the Plan year.

Mutual Funds – These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Common and Collective Trusts – These investments are not traded on an active market, but instead are valued using the NAV provided by the administrator of the fund. The unit price is based on underlying investments which are traded on an active market.

Loans to Participants – These assets are stated at the outstanding loan balances, which approximate fair value.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

In accordance with Accounting Standard Codification (“ASC”) Topic 946-210-45-9, Fully Benefit-Responsive Investment Contracts, the statements of net assets available for benefits presents an investment contract at fair value, as well as an additional line item showing an adjustment to the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by ASC 946-210-45-9.

Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Income from other investments is recorded as earned.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common and collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820:

Level 1—Inputs utilize quoted prices (unadjusted) available in active markets for identical assets or liabilities;

Level 2—Inputs utilize other than quoted prices that are observable for the asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in an active or inactive market, quoted prices for the identical assets in an inactive market, and inputs other than quoted prices that are observable at commonly quoted intervals, such as interest rates;

Level 3—Inputs utilize unobservable inputs, and include situations where there is little, if any, market activity for the asset or liability.

In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Unallocated Participant Contributions: Participant contributions transferred to the Plan on December 31, 2009, but not yet allocated to each Plan participant account.

Payment of Benefits: Benefits are recorded upon distribution.

Predecessor Transfers: Transfer of Plan participants from predecessor plan.

Excess Contributions Payable: The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Standards Adopted: The accounting standards initially adopted in 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Accounting Standards Codification – The Financial Accounting Standards Board’s (FASB) ASC became effective July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events—In May 2009, the FASB issued ACS 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures – In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance was adopted by the Plan on a prospective basis for the year ended December 31, 2009 (see Note 6).

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 5).

DISCOVER FINANCIAL SERVICES 401(k) PLAN

New Accounting Standards to Be Adopted

ASU No. 2010-06, Fair Value Measurement and Disclosures—In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The application of this guidance will only affect disclosures and therefore will not impact the Plan’s financial statements.

3. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2009	December 31, 2008
SEI Stable Asset Fund	$38,403,202	$31,752,792
Dodge & Cox International Stock Fund	$35,481,837	$19,952,463
Pimco Total Return Fund	$27,150,462	$19,744,691
MSIF Inc. U.S. Large Cap Growth Portfolio	$26,705,773	$14,078,205
Dodge & Cox Stock Fund	$24,802,987	$15,308,655
T Rowe Price Retirement Fund 2035	$24,300,045	**
T Rowe Price Retirement Fund 2015	$23,979,746	$13,703,936
Mellon S&P 500 Index Fund *	$20,436,062	**
Discover Financial Services common stock *	$54,299,817	$33,618,323
Morgan Stanley common stock	**	$28,584,178

*	Party-in-interest
**	Does not represent 5% or more of the Plan’s net assets available for benefits at the applicable date.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

For the Year Ended
December 31, 2009
Common stock	$20,334,256

Mutual funds:
Domestic stock funds	17,908,644
International stock funds	10,481,834
Balanced funds	20,810,421
Fixed income funds	3,060,783

Total mutual funds	52,261,682

Common and collective trusts:
Equity fund – domestic	8,231,407
Equity fund – international	190,742
Equity index fund	4,341,210
Stable value fund	532,331

Total common and collective trusts	13,295,690

Net appreciation in fair value of investments	$85,891,628

4. STABLE VALUE FUND

The SEI Stable Asset Fund (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

5. NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share or its equivalent for which the fair value is not readily determinable, as of December 31, 2009. For the Plan, such assets include investments in common and collective trusts.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Equity Funds – Domestic(a)	$34,377,744	$—	Immediate	None
Equity Funds – International(b)	1,354,904	—	Immediate	None
Equity Index Funds(c)	20,776,652	—	Immediate	None
Stable Value Fund(d)	38,403,202	—	Immediate	None

Total	$94,912,502	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)	Equity funds – domestic strategies seek to invest in a diversified portfolio of common stocks.
(b)	Equity funds – international strategies seek long-term growth of capital primarily through investments in foreign securities.
(c)	Equity index fund strategies seek to track the performance of the S&P 500 Index.
(d)	Strategies seek to invest in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products with similar characteristics.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

6. FAIR VALUE DISCLOSURES

The following table presents information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2009 and 2008 and indicates the level within the fair value hierarchy with which each of those items is associated:

Assets Measured at Fair Value on a Recurring Basis

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Balance at December 31, 2009
Assets
Common stock:
Financial services	$54,299,817	$—	$—	$54,299,817

Mutual Funds:
Domestic stock funds	63,233,052	—	—	63,233,052
International stock funds	35,481,837	—	—	35,481,837
Balanced funds	96,956,576	—	—	96,956,576
Fixed income funds	27,150,462	—	—	27,150,462

Total mutual funds	222,821,927	—	—	222,821,927

Common and Collective Trusts:
Equity fund-domestic	—	34,377,744	—	34,377,744
Equity fund-international	—	1,354,904	—	1,354,904
Equity index fund	—	20,776,652	—	20,776,652
Stable value fund	—	38,403,202	—	38,403,202

Total common and collective trusts	—	94,912,502	—	94,912,502
Loans to participants	—	—	12,359,966	12,359,966

Total assets	$277,121,744	$94,912,502	$12,359,966	$384,394,212

Balance at December 31, 2008
Assets
Common stock	$62,202,501	$—	$—	$62,202,501
Mutual Funds	109,811,446	—	—	109,811,446
Common and collective trusts	—	70,126,587	—	70,126,587
Loans to participants	—	—	13,485,068	13,485,068

Total assets	$172,013,947	$70,126,587	$13,485,068	$255,625,602

DISCOVER FINANCIAL SERVICES 401(k) PLAN

The following table provides changes in the Plan’s Level 3 assets measured at fair value on a recurring basis:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Balance at December 31, 2008	Total Realized and Unrealized Gains (Losses)	Purchases, Sales, Other Settlements and Issuances, net	Net Transfers In and/or Out of Level 3	Balance at December 31, 2009
Loans to participants	$13,485,068	$—	$(1,125,102)	$—	$12,359,966

7. PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of a common collective trust managed by Mellon Bank, N.A. (“Mellon”). Mellon is the Plan trustee and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2009 and 2008, the Plan held 3,691,354 and 3,527,631, respectively, shares of common stock of the Company, the sponsoring employer, with a cost basis of $65,228,379 and $69,662,416, respectively. During the year ended December 31, 2009, the Plan recorded dividend income on the common stock of the Company of $439,869.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. FEDERAL INCOME TAX STATUS

The Plan has not yet received a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan was filed with the IRS for a determination letter on January 30, 2009 and, as the Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code, the Plan administrator believes the Plan is qualified and the related trust is exempt from taxation and will receive a favorable determination letter from the IRS. While the Plan Administrator has identified certain administrative errors in the operations of the Plan that could possibly affect the qualified status of the Plan if not corrected, the Plan Administrator is in the process of investigating and, to the extent required under applicable law, correcting such errors in a manner consistent with the IRS Employee Plans Correction Resolution System. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$395,489,319	$273,505,112
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,864,389)	(3,082,964)

Net assets available for benefits per Form 5500	$393,624,930	$270,422,148

The following is a reconciliation of the decrease in net assets per the financial statements to the form 5500:

For the Year Ended December 31, 2009
Increase in net assets per the financial statements	$121,952,638
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	3,082,964
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(1,864,389)

Net Increase per Form 5500	$123,171,213

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Employer Identification Number 36-2517428; Plan Number 003

Form 5500, Schedule H, Line 4i, Part IV — Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Cramer Mid Cap Value Fund	Mutual Fund		$11,724,292
	Dodge & Cox International Stock Fund	Mutual Fund		35,481,837
	Dodge & Cox Stock Fund	Mutual Fund		24,802,987
	MSIF Inc. U.S. Large Cap Growth Portfolio Fund	Mutual Fund		26,705,773
	Pimco Total Return Fund	Mutual Fund		27,150,462
	T Rowe Price Retirement Income Fund	Mutual Fund		9,081,406
	T Rowe Price Retirement 2010 Fund	Mutual Fund		2,455,051
	T Rowe Price Retirement 2015 Fund	Mutual Fund		23,979,746
	T Rowe Price Retirement 2020 Fund	Mutual Fund		6,503,966
	T Rowe Price Retirement 2025 Fund	Mutual Fund		8,634,669
	T Rowe Price Retirement 2030 Fund	Mutual Fund		10,402,369
	T Rowe Price Retirement 2035 Fund	Mutual Fund		24,300,045
	T Rowe Price Retirement 2040 Fund	Mutual Fund		5,519,029
	T Rowe Price Retirement 2045 Fund	Mutual Fund		3,120,759
	T Rowe Price Retirement 2050 Fund	Mutual Fund		1,670,328
	T Rowe Price Retirement 2055 Fund	Mutual Fund		1,289,208

	Jennison Small Cap Core Equity Composite Fund	Common/Collective Trusts		16,949,746
*	Mellon EB Temporary Investment Fund II	Common/Collective Trusts		340,590
*	Mellon S&P 500 Index	Common/Collective Trusts		20,436,062
	Pyramis Select International Fund	Common/Collective Trusts		1,354,904
	SEI Stable Asset Fund	Common/Collective Trusts		38,403,202
	Victory Large Cap Fund	Common/Collective Trusts		17,427,998

*	Discover Financial Services	Common Stock		54,299,817

	Participant Loans	maturing 2010-2024 at interest		12,359,966
		rates between 4.25% and 10.50%

	Total Investments Held at End of Year			$384,394,212

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Discover Financial Services 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

	By:	Discover Financial Services Employee Benefits
Committee, as Plan Administrator

June 25, 2010	By:	/s/ Douglas Seipel
Douglas Seipel, Chairman
Discover Financial Services Employee Benefits
Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.